18007313

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Long Island Financial Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Woodcrest Drive
(No. and Street)

Roslyn (City) NY (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Reis 516-741-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHMED & ASSOCIATES CPA P.C.
(Name – *if individual, state last, first, middle name*)

35 ABERDEEN ROAD (Address) NEW HYDE PARK (City) NY (State) 11040 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB 6/4/18

State of New York
County of Nassau

OATH OR AFFIRMATION

I, Stuart Reis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Long Island Financial Group Inc, as of March 1st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GRATIELA GIURGIU PICON
Notary Public - State of New York
No. 01GI6232973
Qualified in Queens County
My Commission Expires Dec. 20, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONG ISLAND FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

(with supplementary information)

AHMED & ASSOCIATES CPA P.C.
Certified Public Accountant

LONG ISLAND FINANCIAL GROUP, INC.
TABLE OF CONTENTS

DECEMBER 31, 2017

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Long Island Financial Group, Inc.

I have audited the accompanying statement of financial condition of Long Island Financial Group, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Public Company Accounting Oversight Board (PCAOB). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long Island Financial Group, Inc. at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with Public Company Accounting Oversight Board (PCAOB).

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Ahmed & Associates CPA P.C.
New Hyde Park, New York
February 27, 2018

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets:	
Cash and equivalents	$ 36,649
Accounts Receivable	12,506
Total Current Assets	49,155
Fixed Assets	
Furniture, Equipment & Leasehold Improvements	38,276
Less: Accumulated Depreciation	(33,188)
Fixed Assets Net	5,088
Other Assets	
Loans to Shareholder	33,736
Total Assets	$ 87,179

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Current Liabilities	
Accounts payable & accrued expenses	$ 797
Payroll taxes	4,861
Corporation franchise tax	175
Total current liabilities	5,833
Stockholder's Equity:	
Common stock, no par value; authorized 100 shares; issued and outstanding 4 shares	133,127
Additional paid-in capital	23,430
Retained earnings	(75,211)
Total stockholder's equity	81,346
Total Liabilities and Stockholder's Equity	$ 87,179

See the accompanying notes and auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions & fees	**$ 285,608**
Cost of Sales:	
Commissions	**(104,338)**
Gross Profit	**181,270**
Less: General and administrative expenses	**(176,195)**
Net operating income before taxes	**5,075**
Less: Provision for taxes	**(175)**
Net Income	**4,900**
Retained Deficit – January 1, 2017	**(80,111)**
Retained Deficit – December 31, 2017	**$ (75,211)**

See the accompanying notes and auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Balance January 01, 2017	Net Income	Balance December 31, 2017
Common Stock no par value	$ 133,127	$ -	$ 133,127
Additional Paid-in Capital	23,430	-	23,429
Retained Deficit	(80,111)	4,900	(75,211)
Stockholders' Equity	$ 76,445	$ 4,900	$ 81,346

See the accompanying notes and auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities:	
Net Income	$ 4,900
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,789
(Increase) in accounts receivable	(11,002)
(Decrease) in accounts payable	(7,411)
Net Cash (Used) By Operations	(11,724)
Cash Flows (Used) in Financing Activities:	
Shareholder Loans	8,206
(Decrease) in Cash	(3,518)
Cash at Beginning of Year	40,167
Cash at End of Year	$ 36,649
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 175

See the accompanying notes and auditor's report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

The Company is engaged principally in the resale of securities and mutual funds as a broker/dealer. The Company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA). Client accounts are held and maintained by an outside broker/clearing house.

Use of Estimates

The preparation of financial statements in conformity with Public Company Accounting Oversight Boards (PCAOB) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities

Securities owned by the firm and securities not yet purchased are reported at market value with unrealized gains or losses reflected in operations as dealer trading revenues.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

INCOME TAXES

The Company, with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. The corporation, with consent of its shareholders, has elected for State tax purposes to be taxed as an S Corporation, which provides that, in lieu of state corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. A provision for state S corporation franchise fee has been provided as applicable.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

The Company adopted SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Pricing inputs are other than used in Level 1 which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. Investments which are generally included in this category include state and municipal obligations in an active or inactive market that are valued using observable inputs other than quoted prices.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include state and municipal obligations which are in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

Unrealized gains and losses are included in earnings and are reported in the Statement of Income as a component of other income and losses. Generally, for all trading securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.

As at December 31, 2017, the Company was liquid in its security positions.

NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital as defined. At December 31, 2017, the Company had a net capital ratio of .14 to 1 and its net capital was $43,323 compared to the minimum requirement of 5,000. The Company has elected to operate pursuant to SEC rule 15c3-1(a)(6), whereby it is not required to take haircuts on its market-maker securities.

RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE) IRA Plan under section 408(p) of the Internal Revenue Code. Under the plan, eligible employees may elect to defer a percentage or dollar amount of their salary subject to the Internal Revenue Service limits. Employees are eligible to participate once their compensation is more than $5,000 for two years. The Company must make matching contributions up to 3% of the employee's compensation or make a non-elective contribution of 2% of compensation of all eligible employees. The Company's contribution totaled $0 for the year ended December 31, 2017.

RELATED PARTY TRASACTIONS

The table below summarizes the transactions between the Company and other affiliated parties:

		2017
Stuart Reis CPA, P.C. (a) Accounting Fees	$	17,650
Stuart Reis (b) Rent Expense		39,996
Jason Reis (c) Outside Services		79,489
Jcr Management Corp. (d) Consulting Expenses		1,800

(a) Stuart Reis CPA, P.C. is a corporation owned by Stuart Reis the President and major stockholder of Long Island Financial Group, Inc.
(b) Stuart Reis is the President and major stockholder of Long Island Financial Group, Inc.
(c) Jason Reis is Stuart Reis' son who is the President and major stockholder of Long Island Financial Group, Inc.
(d) JCR Management Corp. is a corporation owned by Jason Reis

SUPPLEMENTAL INFORMATION

LONG ISLAND FINANCIAL GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Computation of Net Capital

Total ownership equity	$ 81,346
Deduct: Ownership equity not allowable for net capital	0
Total ownership equity qualified for net capital	81,346
Add: Subordinated liabilities	0
Total capital and allowable subordinated liabilities	81,346
Total non-allowable assets from balance sheet	(38,023)
Net capital before haircuts on securities positions	43,323
Haircuts on securities (computed where applicable, Pursuant to 15c3-1(F))	0
Undue Concentration	0
Other haircuts	0
Net Capital	$ 43,323

See auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Computation of Aggregate Indebtedness

Accounts payable, accrued expenses, and income taxes	$ 5,833
Total aggregate indebtedness	5,833
Ratio: Aggregate indebtedness to net capital	13.5%

Computation of Basic Net Capital Requirement

Minimal net capital required (6-2/3% of A.I.)	$ 388
Minimum dollar net capital requirement	$ 5,000
Minimum net capital requirement	$ 5,000
Excess net capital	$ 38,323
Net capital at 100% (net capital less 120% of minimum net capital requirement)	$ 37,323

See auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.

SCHEDULE II
EXEMPTIVE PROVISIONS UNDER RULE 15c-3-3

DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of section (K)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

See auditor's report.

LONG ISLAND FINANCIAL GROUP, INC.

SCHEDULE IV
RECONCILIATIONS UNDER 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

A. Reconciliation of computation of net capital:

Reconciliation with Company's Computation (included in Part II of FOCUS report as of DECEMBER 31, 2017)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 46,923
Audit adjustments	(3,600)
Net capital	$ 43,323

B. Reconciliation of determination of reserve requirements under rule 15c3-3:

The Company has claimed exemption from rule 15c3-3 under the provisions of section (k)(2)(ii).

C. Reconciliation of haircuts under rule 15c3-1:

The Company has elected to operate pursuant to SEC rule 15c3-1(9)(6) and, therefore, no haircuts have been taken.

See auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Long Island Financial Group, Inc.

In planning and performing my audit of the financial statements of Long Island Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2017, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.**

2. **Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ahmed & Associates CPA P.C.
New Hyde Park, New York
February 27, 2018